
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4720

September 15, 2015

Via E-mail
David L. Horstmann
Executive Vice President-Finance
Heartland Financial USA, Inc.
1398 Central Avenue
Dubuque, IA 52001

> **Re: Heartland Financial USA, Inc.**
> **Registration Statement on Form S-4**
> **Filed August 24, 2015**
> **File No. 333-206548**

Dear Mr. Horstmann:

    We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

Please revise to disclose the approximate number of shares to be issued. In addition, please disclose the meeting and record dates prior to any request for acceleration or advise the staff as to why that information would not be available.

The Merger

Opinion of Financial Advisor to Premier Valley Bank, page 38

Please refer to your third paragraph on page 39. We note that Sandler O'Neill used certain internal financial projections in preparing its fairness opinion. Please disclose your projected long-term earnings per share growth rate and the projected "transaction costs, purchase accounting adjustments, expected cost savings and other synergies which were provided by the senior management of Heartland."

<u>Material Federal Income Tax …, page 50</u>

Please revise the last paragraph on page 51 to eliminate the assumption that the merger will qualify as a reorganization. See Staff Legal Bulletin 19 and section III.C.3.

<u>Exhibit 8.1</u>

We note that you have filed a long-form tax opinion that "the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code." Please direct counsel to revise its opinion to cover the tax consequences that flow from that conclusion, which you discuss in the prospectus. Please also direct counsel to revise to remove limitations on investor reliance from the final paragraph of its opinion. Please refer Staff Legal Bulletin No. 19, which is available on our website, for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or, in his absence, me at (202) 551-3434 with any questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel
Office of Financial Services I

cc: Thomas Martin, Esq.